

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

January 14, 2005

<u>via facsimile and U.S. Mail</u>

Mr. Grant Atkins
President
Lexington Resources, Inc.
7473 West Lake Mead Road
Las Vegas, Nevada 89128

> **Re: Lexington Resources, Inc.**
> Form SB-2 filed December 15, 2004
> Amended on December 23, 2004
> File No. 333-121301

Dear Mr. Atkins:

We have reviewed your filing for matters cited and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page, page 3</u>

1.   Pursuant to Item 501(a) of Regulation S-B, limit the outside cover page of the prospectus to one page.

2.   Quantify the aggregate amount and type of securities being offered in your prospectus header.

Use of Proceeds, page 22

3.   Expand your disclosure to identify the "general working capital purposes" to which you refer.

Securities Authorized for Issuance Under Compensation Plans, page 23

4.   Provide the narrative description required by Item 201(d)(3) of Regulation S-B. See Instruction 7 to Paragraph (d) of Item 201 of Regulation S-B for further guidance.

Description of Business – Government Regulation, page 32

5.   Pursuant to Item 101 of Regulation S-B, provide a general description of the governmental regulations to which you are subject. For example, briefly describe each environmental regulation, the effect of such regulation on your business, any permits that you are required to obtain, and the costs involved in obtaining or maintaining those permits. We may have further comment upon reviewing your response.

Selling Shareholders, page 48

6.   Tell us whether any of the selling shareholders are affiliated with a broker-dealer. If so, were these shares received as compensation?

Exhibits, page 53

7.   Please note that all exhibits are subject to our review. Accordingly, with your amended registration statement, file all exhibits you currently omit, including Exhibit 5.1. We may have further comment upon reviewing these documents.

8.   For each exhibit incorporated by reference, include the file number.

Undertakings, page 53

9.   Provide the precise undertaking required by Item 512 of Regulation S-B without extraneous language you include in paragraph (1)(iii).

Closing Comments

        Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.   Include in your response letter page references to the amended registration statement indicating where you made changes in response to our comments. Also, please note the location of any material changes made for reasons other than responding to a specific comment.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Once we have indicated that we have no further comments, you may submit a request for accelerated effectiveness. Submit the request at least two business days prior to the requested effective date. Refer to Rules 460 and 461 of the Securities Act of 1933 and Rule 15c2-8 of the Securities Exchange Act of 1934 for information regarding the distribution of preliminary prospectuses and requests for acceleration.

Direct all questions to Melinda Kramer at (202) 942-1938 or, in her absence, to the undersigned, at (202) 942-1870. Direct any correspondence to us at the following ZIP Code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Melinda Kramer